October 11, 2016

VIA EDGAR FILING

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Amanda Ravitz, Assistant Director

Re:          Request for Withdrawal of Lam Research Corporation
Registration Statement on Form S-4
File No. 333-208356

Dear Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lam Research Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-208356), together with all exhibits thereto, initially filed on December 7, 2015, as amended on January 12, 2016 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company filed the Registration Statement with respect to the proposed issuance of shares of its common stock, par value $0.001 per share (the “Common Stock”), in connection with the Agreement and Plan of Merger and Reorganization, dated as of October 20, 2015, by and among the Company, KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), Topeka Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Topeka Merger Sub 3, Inc., a Delaware corporation and wholly owned subsidiary of the Company (as permitted assignee of Topeka Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of the Company) (the “Merger Agreement”).  On October 5, 2016, and as previously reported on a Current Report on Form 8-K filed by the Company with the Commission, the Company and KLA-Tencor entered into a termination agreement with respect to the Merger Agreement.  Therefore, the Company will not proceed with the registration and sale of shares of Common Stock as contemplated by the Merger Agreement and the Registration Statement.

No shares of Common Stock were issued or sold pursuant to the Registration Statement.  In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

 Your assistance in this matter is greatly appreciated. Please contact me at (510) 572-0200 with any questions you may have concerning this request, or please notify me if this request for withdrawal is granted. Thank you for your attention to this matter.

Very truly yours,

/s/ Sarah A O’Dowd
Sarah A. O’Dowd
Senior Vice President, Chief Legal Officer and Secretary